UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________
Form 11-K
_____________________________________

(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[  ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to____________
Commission file number 1-15973

_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHWEST NATURAL GAS COMPANY

220 N.W. Second Avenue
Portland, Oregon 97209

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

(1)
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Northwest Natural Gas Company Retirement K Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2012.
Seattle, Washington
June 29, 2018

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2017	2016

Assets:
Investments:
Cash	$26,342	$77,044
Investments, at fair value	219,445,645	192,781,995
Total investments	219,471,987	192,859,039

Receivables:
Notes receivable from participants	2,691,083	2,747,583
Total receivables	2,691,083	2,747,583

Total assets	222,163,070	195,606,622

Liabilities:
Other liabilities	36,147	48,675

Net assets available for benefits	$222,126,923	$195,557,947

The accompanying notes are an integral part of these financial statements.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2017	2016

Additions:
Investment income:
Interest and dividends	$3,810,079	$1,546,684
Net appreciation (depreciation) in fair value of investments	22,652,552	14,657,523
Net investment income	26,462,631	16,204,207

Contributions:
Participant elective and rollover	11,192,399	9,668,898
Employer	5,347,382	4,683,965
Total contributions	16,539,781	14,352,863

Interest income on notes receivable from participants	117,195	122,642

Total additions	43,119,607	30,679,712

Deductions:
Withdrawals and benefit payments	16,424,481	16,692,778
Administrative fees and expenses	92,655	126,827
Other expense, net(1)	33,495	119,954

Total deductions	16,550,631	16,939,559

Increase in net assets available for benefits	26,568,976	13,740,153

Net assets available for benefits:
Beginning of year	195,557,947	181,817,794
End of year	$222,126,923	$195,557,947
(1) Other expense, net moved from the Additions section to the Deductions section in the prior period to conform to current period presentation.

The accompanying notes are an integral part of these financial statements.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the Plan) provides only general information. Employees and Participants should refer to the Plan document and Summary Plan Description for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the Company). The eligibility rules and entry dates vary primarily based on type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2017, 1,356 participants had account balances in the Plan, of which 1,138 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company is the plan sponsor and administrator of the Plan. T. Rowe Price Retirement Plan Services, Inc (T. Rowe Price) was the Plan’s trustee and performed the recordkeeping duties of the Plan for 2016 and most of 2017. Effective December 13, 2017, the Company transferred the Plan assets to Fidelity Workplace Services, LLC (Fidelity), who became the Plan's trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of their compensation to the Plan through salary deferral.

Effective October 1, 2017, the matching contribution for non-bargaining unit employees was increased to 60% of the first 8% of the employee's salary deferral contributions, with a maximum match of 4.8% of annual eligible compensation. Prior to October 1, 2017, the Company contributed a matching contribution of 60% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3.6% of annual eligible compensation.

For bargaining unit employees for the years ended December 31, 2017 and 2016, the Company contributed a matching contribution of 50% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3% of eligible compensation.

Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors. For the years ended December 31, 2017 and 2016, the Company’s Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible non-bargaining unit employees hired after December 31, 2006, and all eligible bargaining unit employees hired after December 31, 2009, the Company will contribute 5% and 4%, respectively, of eligible annual compensation (or another amount fixed annually) as a Non-Contributory Employer Contribution for each year a participant is an active employee of the Company. These Non-Contributory Employer Contributions are invested in the same funds that have been selected by participants for salary deferral and matching contributions. If a participant has not made an investment election, the contribution will be invested in the retirement-date-based investment fund that has a projected year of retirement that corresponds closest to the year the participant turns age 65. In 2017 and 2016, Non-Contributory Employer Contributions totaled $2,049,540 and $1,655,530, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with pre-tax contributions, matching contributions, supplemental contributions, rollover contributions, non-contributory employer contributions, and net earnings or losses. Pre-tax contributions are based on the participant’s salary deferral election. Matching contributions, supplemental, and non-contributory employer contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an Individual Retirement Account (IRA). The Plan's earnings are allocated based on account balances in the investment options selected by the participant, or in the absence of an election, the retirement-date-based investment option applicable to the participant under the Plan's terms.

Investment Options
Participants may direct contributions in any of the 20 investment options offered by the Plan. Contributions are defaulted into the age-appropriate retirement-date-based investment until such time the employee makes active investment elections. Investment options include 14 collective trust funds managed by BlackRock, two investment options managed by T. Rowe Price, and the option to invest in the Company's common stock. The remaining three investment options are managed by parties that are not parties-in-interest.

Vesting
All employee contributions, employer match and associated earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code. Non-Contributory Employer Contributions, and associated earnings, are subject to a three-year cliff vesting schedule with 100% vesting after three years of service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of the following amounts, reduced by the participant's highest aggregate loan balance during the 12 months preceding the loan:

•	$50,000; or

•	50% of the participant's total vested account balance excluding Non-Contributory Employer Contributions.

Participant loans are ordinarily repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement, or for other reasons, a participant may receive the value of his or her vested account in the following forms of payment:

•	a single lump sum distribution;

•	partial lump-sum distributions, up to four distributions;

•	monthly, quarterly, or annual installment payments;

•	a rollover to an IRA; or

•	the participant may leave the funds in the Plan.

Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company, provided the circumstances qualify as a hardship as defined in the Plan.

Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan; however, each participant is charged a flat fee of $100 per year to help with the costs of audit, recordkeeping, and trustee fees, as well as investment consulting charges. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses; however, each participant with a loan is charged a flat fee of $75 per loan to help with the costs of loan processing.

In general, plan expenses in excess of the administrative budget amount are paid by the Company. In 2017, T. Rowe Price credited the Plan with an administrative budget of $39,113. Audit fees paid during 2017 were not paid for with the administrative budget. On December 13, 2017, Fidelity became the Plan's trustee and started performing recordkeeping duties of the Plan. There were no administrative expenses paid to Fidelity in 2017.

Plan Amendments
On January 1, 2016, the Company amended and restated the Plan in order to incorporate all amendments adopted since January 1, 2007 as well as comply with recent legislation and regulatory changes.

In December 2016, an amendment was adopted to reinstate a Plan provision that had been inadvertently deleted when the Plan was amended and restated earlier in the year.

In April 2017, the Plan was amended to make minor language modifications that the Internal Revenue Service (IRS) requested in connection with issuing a favorable determination letter to the Plan.

In July 2017, the Plan was amended to revise the Company's matching contribution for non-bargaining unit employees, add a Roth 401(k) contribution provision to the Plan, and designate Fidelity as the new Trustee.

In September 2017, the Plan was amended to revise the default contribution percentages for non-bargaining unit employee contributions and to clarify the availability of transfers to Roth 401(k) accounts.

Forfeitures
As of December 31, 2017 and 2016, the forfeiture account balance was $42,945 and $1,609, respectively. This balance represents amounts forfeited during the year, available to offset the employer contributions, but not yet used as of December 31 of the respective year. For the years ended December 31, 2017 and 2016, forfeitures of $27,632 and $102,211, respectively, were used to offset employer contributions.

2. SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements

FINANCIAL INSTRUMENTS. On January 5, 2016, the Financial Accounts Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-01, "Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities." The ASU enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation, and disclosure. The new standard is effective for the Plan beginning January 1, 2018. Any impacts as a result of the implementation of this ASU will be made through a cumulative-effect adjustment to the statement of net assets available for benefits in 2018. The Plan does not expect this standard to have a material impact to the financial statements and disclosures.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.

The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document and reported to the IRS as ordinary income.

Payment of Benefits
Benefits are recorded when paid.

3. FAIR VALUE MEASUREMENTS

In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the
Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset or liability.

When developing fair value measurements, it is the Plan's policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2017 and 2016. There were no transfers between fair value levels during 2017 and 2016.

COMMON/COLLECTIVE TRUST FUNDS. Valued at the daily quoted net asset value (NAV) per unit as determined by the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value and is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NW NATURAL GAS COMPANY COMMON STOCK. Valued at the closing price reported on the active market on which the individual securities are traded.

MUTUAL FUNDS. Valued at NAV of shares held by the Plan at December 31, 2017 and 2016. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

These methods may produce a fair value calculation that may not be indicative of net realizable value nor reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the fair value of the Plan's assets at fair value, by level and investment asset class:

	As of December 31, 2017
Asset	Level 1	Level 2	Level 3	Total
NW Natural Gas Company common stock	$22,222,500	$—	$—	$22,222,500
Mutual funds	20,470,873	—	—	20,470,873
Total investments at fair value	42,693,373	—	—	42,693,373
Common/collective trust funds valued at NAV(1)(2)	—	—	—	176,752,272
Total investments	$42,693,373	$—	$—	$219,445,645

	As of December 31, 2016
Asset	Level 1	Level 2	Level 3	Total
NW Natural Gas Company common stock	$22,893,823	$—	$—	$22,893,823
Mutual funds	15,787,560	—	—	15,787,560
Total investments at fair value	38,681,383	—	—	38,681,383
Common/collective trust funds valued at NAV(1)(2)	—	—	—	154,100,612
Total investments	$38,681,383	$—	$—	$192,781,995

(1)
The common/collective trust funds primarily consist of LifePath and Equity Index Funds. The LifePath Funds provide for retirement outcomes consistent with investor preferences throughout the savings and draw down phases as they progress toward their target retirement date. The Equity Index funds seek to match the performance of an index by investing in stocks that make up that index. The Company believes the redemption value of these funds is likely to be the fair value, which is represented by the net asset value. A majority of the funds permit daily redemption without written notice. However, the US Treasury MM Trust B Fund allows daily redemption with 90 day written notice.

(2)
The fair value for these investments is determined using NAV as of December 31, as a practical expedient, and therefore they are not classified within the fair value hierarchy. These investments primarily consist of institutional investment products, for which the NAV is generally not publicly available.

4. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. non-contributory employer contribution account). The Company may continue the trust and pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

5. RELATED-PARTY TRANSACTIONS

The following investments by the Plan are related-party investments, which qualify as parties-in-interest transactions for which a statutory exemption exists:

	As of December 31,
	2017	2016
BlackRock	$161,274,276	$140,244,740
T. Rowe Price	23,153,562	20,444,022
Northwest Natural Gas Company Common Stock	22,222,500	22,893,823
Total parties-in-interest transactions	$206,650,338	$183,582,585

BLACKROCK. As of December 31, 2017, BlackRock, Inc. owned beneficially more than five percent of NW Natural common stock.

NORTHWEST NATURAL GAS COMPANY COMMON STOCK. The Company's common stock represents investments in parties-in-interest. During the years ended December 31, 2017 and 2016, purchases of the Company's common stock totaled 35,364 shares for $2,198,159 and 58,137 shares for $3,323,052, respectively. During the years ended December 31, 2017 and 2016, sales of the Company's common stock totaled 45,656 shares for $2,858,667 and 79,270 shares for $4,485,706, respectively.

T. ROWE PRICE. T. Rowe Price was the Plan’s trustee and performed the record keeping duties of the Plan for 2016 and most of 2017. Effective on December 13, 2017, T. Rowe Price no longer was the trustee or performing the recorded keeping duties for the Plan.

6. FEDERAL INCOME TAX STATUS

Effective January 4, 2016, determination letters issued by the IRS will not contain an expiration date. The IRS has determined, and informed the Plan sponsor by a letter dated March 29, 2017, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.

Uncertain tax positions are accounted for in accordance with accounting standards that require Plan management’s assessment of the anticipated settlement outcome of material uncertain tax positions taken in a prior year, or planned to be taken in the current year. No reserves for uncertain tax positions existed as of December 31, 2017 and 2016. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

On January 18, 2013, the Company notified the IRS of its intent to shift the Plan document to a pre-approved volume submitter format. On March 31, 2014 the IRS approved the volume submitter document, which extended the deadline for restating the Plan until April 30, 2016. The Company restated the Plan on April 29, 2016.

7. RISKS AND UNCERTAINTIES

The assets of the Plan are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN SUPPLEMENTAL SCHEDULES

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year) EIN: 93-0256722 Plan 008 December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	$13,481,156	$12,642,141
	Dodge & Cox International Stock Fund	Mutual fund	6,548,859	6,536,504
	Artisan International Institutional Fund	Common trust	4,902,259	4,966,575
	Met West Total Return Bond Plan	Mutual fund	1,290,937	1,292,228
*	T. Rowe Price US Treasury MM Trust B	Common trust	10,511,421	10,511,421
*	BlackRock LifePath IDX 2025 NL Q	Collective trust	32,004,179	32,343,677
*	BlackRock LifePath IDX 2020 NL Q	Collective trust	26,364,542	26,610,528
*	BlackRock LifePath IDX 2030 NL Q	Collective trust	23,364,494	23,637,162
*	BlackRock Equity Index T	Collective trust	17,017,731	17,092,299
*	BlackRock LifePath IDX 2035 NL Q	Collective trust	16,344,470	16,552,198
*	BlackRock LifePath IDX 2040 NL Q	Collective trust	8,948,701	9,072,245
*	BlackRock LifePath IDX RET NL Q	Collective trust	8,568,521	8,641,795
*	BlackRock LifePath IDX 2045 NL Q	Collective trust	8,225,742	8,346,209
*	BlackRock Extended Equity Market Index T	Collective trust	6,171,714	6,253,111
*	BlackRock US Debt Index NL W	Collective trust	4,959,366	4,972,110
*	BlackRock LifePath IDX 2050 NL Q	Collective trust	4,632,292	4,701,408
*	BlackRock LifePath IDX 2055 NL Q	Collective trust	1,614,123	1,638,034
*	BlackRock MSCI ACWI EXUS IX NLW	Collective trust	1,173,516	1,205,704
*	BlackRock LifePath IDX 2060 NL Q	Collective trust	204,767	207,796
*	Northwest Natural Gas Company Common Stock	Common stock	15,895,621	22,222,500

	Total investments			219,445,645

	Notes Receivable from Participants	Interest rates from 4.25% to 5.25% maturing 01/05/2018 to 01/10/2023		2,691,083

				$222,136,728

*	Represents identification of known party-in-interest in the Plan.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN Form 5500, Schedule H, Line 4j; Schedule of Reportable Transactions EIN: 93-0256722 Plan 008 For the year ended December 31, 2017

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
BlackRock Equity Index T	Collective trust	$2,017,850	$—	$2,017,850	$2,017,850	$—
BlackRock Equity Index T	Collective trust	(12,732,330)	(19,484,453)	(12,732,330)	(19,484,453)	6,752,123
T. Rowe Price Small-Cap Stock Fund	Mutual fund	2,209,342	—	2,209,342	2,209,342	—
T. Rowe Price Small-Cap Stock Fund	Mutual fund	(11,462,840)	(13,968,260)	(11,462,840)	(13,968,260)	2,505,420
Northwest Natural Gas Common Stock	Common stock	1,633,059	—	1,633,059	1,633,059	—
Northwest Natural Gas Common Stock	Common stock	(17,412,323)	(26,122,369)	(17,412,323)	(26,122,369)	8,710,046
BlackRock LifePath IDX 2045 NL Q	Collective trust	1,650,802	—	1,650,802	1,650,802	—
BlackRock LifePath IDX 2045 NL Q	Collective trust	(7,163,424)	(8,524,014)	(7,163,424)	(8,524,014)	1,360,590
BlackRock LifePath IDX 2035 NL Q	Collective trust	1,821,213	—	1,821,213	1,821,213	—
BlackRock LifePath IDX 2035 NL Q	Collective trust	(14,770,813)	(17,291,447)	(14,770,813)	(17,291,447)	2,520,634
T. Rowe Price US Treasury MM Trust B	Common trust	4,225,888	—	4,225,888	4,225,888	—
T. Rowe Price US Treasury MM Trust B	Common trust	(14,421,484)	(14,421,484)	(14,421,484)	(14,421,484)	—
BlackRock LifePath IDX 2025 NL Q	Collective trust	2,432,700	—	2,432,700	2,432,700	—
BlackRock LifePath IDX 2025 NL Q	Collective trust	(31,286,412)	(35,377,294)	(31,286,412)	(35,377,294)	4,090,882
BlackRock LifePath IDX 2030 NL Q	Collective trust	2,536,727	—	2,536,727	2,536,727	—
BlackRock LifePath IDX 2030 NL Q	Collective trust	(21,323,480)	(24,560,312)	(21,323,480)	(24,560,312)	3,236,832
BlackRock LifePath IDX 2040 NL Q	Collective trust	1,187,360	—	1,187,360	1,187,360	—
BlackRock LifePath IDX 2040 NL Q	Collective trust	(8,423,912)	(10,011,847)	(8,423,912)	(10,011,847)	1,587,935
BlackRock LifePath IDX RET NL Q	Collective trust	784,630	—	784,630	784,630	—
BlackRock LifePath IDX RET NL Q	Collective trust	(9,907,528)	(10,734,287)	(9,907,528)	(10,734,287)	826,759
BlackRock LifePath IDX 2020 NL Q	Collective trust	2,181,292	—	2,181,292	2,181,292	—
BlackRock LifePath IDX 2020 NL Q	Collective trust	(28,191,845)	(31,129,632)	(28,191,845)	(31,129,632)	2,937,787

*	Columns (e) Lease Rental and (f) Expense incurred with transactions are not applicable for the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Dated:	June 29, 2018
/s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan Administrative Committee

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
 Exhibit Index to Annual Report on Form 11-K
For the Year Ended December 31, 2017

Exhibit Index
Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm